*3/15/14
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14048321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advantage GFC, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall Street, 6th Floor
(No. and Street)

New York   **New York**   **10005**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   **212-509-7800**
                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name -- if individual, state last, first, middle name)

866 United Nations Plaza   **New York**   **NY**   **10017**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)
*Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*



OATH OR AFFIRMATION

I, _____Giuseppe Confuorti_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Advantage GFC, LLC_____ , as of _____December 31,_____ 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

JULIE LEE
Notary Public, State of New York
2/27/14

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
      Members of

Advantage GFC, LLC

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Advantage GFC, LLC (the "Company") as of December 31, 2013, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage GFC, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

February 24, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets

Cash	$	955,847
Receivable from clearing broker		15,000
Loans receivable		646,198
Other investments		1,954,517
Prepaid expenses		33,996
Other assets		4,575
Total assets	$	3,610,133

Liabilities and Members' Equity

Liabilities:		
Accrued expenses payable	$	26,842
Total liabilities	$	26,842
Members' equity		3,583,291
Total liabilities and members' equity	$	3,610,133

The accompanying notes are an integral part of this financial statement.

ADVANTAGE GFC, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

1. **Operations:**

   Advantage GFC, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the National Futures Association (NFA). The Company acts as a broker primarily for foreign institutional customers mainly in U.S. traded securities. Additionally, the Company also invests in securities for its own proprietary account from time to time.

2. **Significant Accounting Policies:**

   Basis of Presentation

   The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America.

   Securities Transactions

   Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit or loss in the statement of income and expense.

   Uses of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

3. **Income Taxes**

   Federal and state income taxes have not been provided for in the accompanying financial statements, as the members are individually liable for their share of income tax liabilities. The Company is liable for New York City Unincorporated Business Tax. At December 31, 2013 management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

4. **Fair Value of Financial Instruments**

   All assets and liabilities are stated at amounts that approximate fair value.

Notes to Financial Statements continued:

5. **Off·Balance -Sheet Capital Risk**

In the normal course of business, securities transactions of customers of the Company as well as proprietary security transactions are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liability with regard to the right. During 2013, the Company did not pay any amounts related to these guarantees.
In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

6. **Concentrations**

The Company has significant cash balances held by financial institutions. The Company does not believe that it has any risk with respect to these deposits.

7. **Regulatory Requirements** .

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and NFA rules which require the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $886,231, which was $786,231 in excess of its required net capital of $100,000.

8. **Investment**

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Notes to Financial Statements continued:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2013, the Company held an approximate 10% interest in SICAV, an open-ended collective investment. In addition, it has several smaller investments. These investments are considered to be Level 2 items in that even though there are some pricing data available for them, the market in which they trade is not active as compared to the market for other securities.

	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities, at fair value				
SICAV		$ 1,814,913	$ -	$ 1,814,913
Total Assets	$ -	$ 1,814,913	$ -	$ 1,814,913

9. **Recent Regulatory Developments**

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

10. **Subsequent Events**

As of the date the financial statements were issued, there were no additional disclosures required to be disclosed.